Exhibit 99.3

Interim Management Discussion and Analysis
For the three and six months ended June 30, 2019
Dated August 1, 2019

TABLE OF CONTENTS
Corporate Overview	1	Liquidity and Capital Resources	10
Significant Item	2	Cash Flow Requirements	10
Performance Overview	2	Cash Flow Summary	11
Business Unit Performance	3	Contractual Obligations	13
ITC	4	Capital Structure and Credit Ratings	13
UNS Energy	4	Capital Expenditure Plan	14
Central Hudson	5	Business Risk Management	15
FortisBC Energy	5	Off-Balance Sheet Arrangements	15
FortisAlberta	6	Financial Instruments	15
FortisBC Electric	6	Related-Party and Inter-Company Transactions	15
Other Electric	7	Summary of Quarterly Results	16
Energy Infrastructure	7	Critical Accounting Estimates	17
Corporate and Other	8	Accounting Policy Changes	17
Non-US GAAP Financial Measures	8	Future Accounting Pronouncements	17
Regulatory Developments	8	Outlook	18
Consolidated Financial Position	9	Forward-Looking Information	18
		Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

This Fortis Inc. ("Fortis" or the "Corporation") Management Discussion and Analysis ("MD&A") has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2019 ("Interim Financial Statements") and the audited consolidated financial statements and notes thereto and MD&A for the year ended December 31, 2018. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated in this MD&A by reference.

Financial information herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following Canadian-to-US dollar exchange rates: (i) average of 1.34 and 1.29 for the quarters ended June 30, 2019 and 2018, respectively; (ii) average of 1.33 and 1.28 year-to-date June 30, 2019 and 2018, respectively; (iii) 1.31 and 1.32 as at June 30, 2019 and 2018, respectively; and (iv) 1.36 as at December 31, 2018.

CORPORATE OVERVIEW

Fortis is a leader in the North American regulated electric and gas utility industry, with 2018 revenue of $8.4 billion and total assets of approximately $52 billion as at June 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries. Fortis shares are listed on the Toronto and New York Stock Exchanges under the symbol FTS.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "Corporate Overview" and "Corporate Strategy" sections of the Corporation's 2018 annual MD&A and Note 1 to the Interim Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS	1	June 30, 2019

SIGNIFICANT ITEM

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt ("MW") Waneta expansion hydroelectric generating facility ("Waneta Expansion") for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment.

Fortis used the proceeds from the disposition of the Waneta Expansion to repay credit facility borrowings and repurchase, via a tender offer, US$400 million of its outstanding 3.055% unsecured senior notes due in 2026. The reduced earnings from the Waneta Expansion were offset by lower finance charges and a gain on repayment of Corporate debt.

PERFORMANCE OVERVIEW

Key Financial Metrics
Periods Ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2019	2018	Variance	2019	2018	Variance
Revenue	1,970	1,947	23	4,406	4,144	262
Net Earnings Attributable to Common Equity Shareholders
Actual	720	240	480	1,031	563	468
Adjusted (1)	235	251	(16)	551	548	3
Earnings per Common Share ($)
Basic	1.66	0.57	1.09	2.39	1.33	1.06
Diluted	1.66	0.57	1.09	2.39	1.33	1.06
Adjusted (1)	0.54	0.59	(0.05)	1.28	1.30	(0.02)
Dividends Paid per Common Share ($)	0.450	0.425	0.025	0.900	0.850	0.050
Weighted Average Number of Common Shares Outstanding (# millions)	433.1	423.8	9.3	431.3	422.9	8.4
Cash Flow from Operating Activities	631	682	(51)	1,172	1,271	(99)
Capital Expenditures	843	792	51	1,583	1,477	106
(1) See "Non-US GAAP Financial Measures" on page 8.

Revenue
The $23 million and $262 million increases in revenue for the quarter and year to date, respectively, were due primarily to: (i) favourable foreign exchange of $41 million and $99 million, respectively; (ii) the flow through in customer rates of higher overall purchased commodity costs; (iii) rate base growth at the regulated utilities, led by ITC; and (iv) higher short-term wholesale sales at UNS Energy due to increased system capacity. These increases were partially offset by: (i) lower retail sales at UNS Energy driven by weather; and (ii) lower revenue contribution from the Energy Infrastructure segment due primarily to the disposition of the Waneta Expansion and lower hydroelectric production in Belize due to rainfall levels.

Earnings
The $480 million and $468 million increases in net earnings attributable to common equity shareholders ("Common Equity Earnings") for the quarter and year to date, respectively, were due primarily to: (i) a $484 million gain on the disposition of the Waneta Expansion; (ii) the favourable impact of the mark-to-market accounting of natural gas derivatives at the Aitken Creek natural gas storage facility ("Aitken Creek");(iii) rate base growth at the regulated utilities, led by ITC; and (iv) favourable foreign exchange of $7 million and $16 million, respectively. These increases were tempered by: (i) lower retail sales, driven by weather, and higher depreciation and interest expense at UNS Energy; (ii) lower earnings contribution from the Energy Infrastructure segment due to lower hydroelectric production in Belize; and (iii) lower realized margins at Aitken Creek. The year-to-date increase was also tempered by the one-time $30 million favourable remeasurement of the Corporation's deferred income tax liabilities in the first quarter of 2018 as a result of an election to file a consolidated state income tax return.

MANAGEMENT DISCUSSION AND ANALYSIS	2	June 30, 2019

These results together with an increase in the weighted average number of common shares outstanding, associated with the Corporation's at-the-market common equity program ("ATM Program") and dividend reinvestment and share purchase plans, resulted in an increase in basic earnings per common share ("EPS") of $1.09 for the quarter and $1.06 year to date. See "Cash Flow Requirements" on page 10 for further information about the ATM Program.

Adjusted Common Equity Earnings and adjusted basic EPS, which exclude the noted gain on disposition of the Waneta Expansion, the one-time 2018 remeasurement of deferred income tax liabilities and the mark-to-market accounting of derivatives at Aitken Creek, decreased by $16 million and $0.05, respectively, for the quarter. Adjusted basic EPS decreased by $0.02 year to date, due primarily to the impact of weather in Arizona and Belize.

Dividends
Dividends paid per common share in the second quarter and year-to-date 2019 were $0.45 and $0.90, respectively, up 6% from the same periods last year. The Corporation has targeted an average annual dividend per common share growth of approximately 6% through 2023. Fortis has increased its common share dividend for 45 consecutive years.

Cash Flow from Operating Activities
Cash flow from operating activities was down $51 million and $99 million for the quarter and year to date, respectively, compared to the same periods in 2018.

The decrease for the quarter was due primarily to an $81 million decrease in cash earnings, partially offset by timing differences in working capital. The decrease in cash earnings largely reflects the disposition of the Waneta Expansion and lower retail sales due to weather at UNS Energy, partially offset by higher growth-driven cash earnings at ITC.

The year-to-date decrease primarily reflects timing differences in the recovery of regulatory assets, particularly at ITC. Cash earnings for the period were comparable to last year as the noted decrease in the second quarter of 2019 was offset by a similar increase in cash earnings in the first quarter of 2019. The latter mainly reflects strong performance at the regulated utilities, particularly those in the U.S., due primarily to rate base growth.

Capital Expenditures
Capital expenditures were $1,583 million for the first half of 2019, up $106 million compared to the same period last year and in line with the Corporation's $4.3 billion capital expenditure plan for 2019. See "Capital Expenditure Plan" on page 14 for further information.

BUSINESS UNIT PERFORMANCE

Segmented Common Equity Earnings
	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2019	2018	FX (1)	Other	2019	2018	FX (1)	Other
Regulated Utilities
ITC	101	86	3	12	193	172	8	13
UNS Energy	60	81	2	(23)	115	131	5	(21)
Central Hudson	7	12	1	(6)	39	33	2	4
FortisBC Energy	10	7	—	3	110	105	—	5
FortisAlberta	34	32	—	2	61	59	—	2
FortisBC Electric	15	15	—	—	31	31	—	—
Other Electric	29	35	—	(6)	52	53	—	(1)
Non-Regulated
Energy Infrastructure	8	20	—	(12)	16	38	—	(22)
Corporate and Other	456	(48)	1	503	414	(59)	1	472
Common Equity Earnings	720	240	7	473	1,031	563	16	452

(1)	FX means foreign exchange associated with the translation of U.S. dollar-denominated earnings and material U.S. dollar-denominated transactions at Corporate.

MANAGEMENT DISCUSSION AND ANALYSIS	3	June 30, 2019

ITC

Financial Highlights (1)	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2019	2018	FX	Other	2019	2018	FX	Other
Revenue	428	374	13	41	836	728	31	77
Earnings	101	86	3	12	193	172	8	13

(1)
Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflects consolidated purchase price accounting adjustments. The reporting currency of ITC is the US dollar.

Revenue and Earnings
The increases in revenue and earnings, net of foreign exchange, for the quarter and year to date were due primarily to growth in rate base, partially offset by a regulator-ordered reduction to the rate of return on common equity ("ROE") independence incentive adder and higher operating expenses. Revenue was also favourably impacted by higher expenses recovered in customer rates. Earnings were also favourably impacted by a remeasurement of deferred income tax liabilities recognized in 2018 due to a change in the enacted tax rate in Iowa, in response to U.S. tax reform.

UNS ENERGY

Financial Highlights (1)	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2019	2018	FX	Other	2019	2018	FX	Other
Electricity sales (GWh) (2)	4,232	3,974	—	258	8,661	7,299	—	1,362
Gas volumes (PJ) (2)	2	2	—	—	9	7	—	2
Revenue ($ millions)	500	530	18	(48)	1,043	974	40	29
Earnings ($ millions)	60	81	2	(23)	115	131	5	(21)

(1)	Includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc. The reporting currency of UNS Energy is the US dollar.

(2)	GWh means gigawatt hours and PJ means petajoules.

Electricity Sales and Gas Volumes
Increased electricity sales for the quarter and year to date were due primarily to higher short-term wholesale sales reflecting an increase in system capacity related to Gila River generating station Unit 2. Higher short-term wholesale sales were partially offset by lower retail sales due to reduced air conditioning load as a result of colder-than-normal temperatures in 2019 compared to warmer-than-normal temperatures in 2018. Temperatures recorded in Tucson for the second quarter of 2019 were the lowest in the past 20 years.

Gas volumes for the quarter were comparable with the same period in 2018. Increased gas volumes year to date were due primarily to heating load as a result of cooler temperatures in the winter months.

Revenue from short-term wholesale sales is primarily returned to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter was due primarily to lower retail sales and the flow through of lower energy supply costs, partially offset by higher short-term wholesale sales.

The increase in revenue, net of foreign exchange, year to date was due primarily to higher short-term wholesale sales, partially offset by lower retail sales and the flow through of lower energy supply costs.

Earnings
The decreases in earnings, net of foreign exchange, for the quarter and year to date were due primarily to lower retail sales of approximately $21 million and $12 million, respectively. The remaining decreases were due mainly to higher depreciation and amortization resulting from an increase in assets not yet reflected in customer rates, along with interest expense associated with financing the asset increase, partially offset by allowance for funds used during construction ("AFUDC") associated with those assets.

MANAGEMENT DISCUSSION AND ANALYSIS	4	June 30, 2019

CENTRAL HUDSON

Financial Highlights (1)	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2019	2018	FX	Other	2019	2018	FX	Other
Electricity sales (GWh)	1,112	1,157	—	(45)	2,401	2,452	—	(51)
Gas volumes (PJ)	3	4	—	(1)	13	13	—	—
Revenue ($ millions)	199	201	8	(10)	476	476	22	(22)
Earnings ($ millions)	7	12	1	(6)	39	33	2	4

(1)	The reporting currency of Central Hudson is the US dollar.

Electricity Sales and Gas Volumes
The decreases in electricity sales for the quarter and year to date were due primarily to lower average consumption as a result of warmer temperatures decreasing heating load and cooler temperatures decreasing air conditioning load. Gas volumes were comparable to 2018.

Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The decreases in revenue, net of foreign exchange, for the quarter and year to date were due primarily to a lower commodity cost recovered from customers as a result of lower electricity sales. The decreases were partially offset by an increase in electricity and gas delivery rates effective July 1, 2018, reflecting a return on increased rate base assets as well as the recovery of higher operating and finance expenses. The increase in delivery rates also reflects a rate design change that provides more revenue and earnings in higher gas consumption periods. See "Summary of Quarterly Results" on page 16 for further information on seasonality of the business.

Earnings
The decrease in earnings, net of foreign exchange, for the quarter primarily reflects a change in the timing of earnings of approximately $4 million mainly associated with the rate design change, but also due to the timing of certain operating expenses, partially offset by higher storm restoration costs in 2018.

The increase in earnings, net of foreign exchange, year to date was due primarily to higher storm restoration costs in 2018 and the increase in delivery rates in 2019. The increase was partially offset by the timing of the rate design change and higher operating expenses.

FORTISBC ENERGY

Financial Highlights	Quarter			Year-to-Date
Periods Ended June 30	2019	2018	Variance	2019	2018	Variance
Gas volumes (PJ)	40	39	1	123	119	4
Revenue ($ millions)	235	226	9	720	655	65
Earnings ($ millions)	10	7	3	110	105	5

Gas Volumes
Gas volumes for the quarter were comparable with 2018. The increase in gas volumes year to date was due primarily to higher average consumption as a result of colder temperatures increasing heating load.

Revenue
The increases in revenue for the quarter and year to date were due primarily to a higher cost of natural gas recovered from customers along with the recovery of gas storage and transportation costs related to a third-party pipeline incident that occurred in the fourth quarter of 2018. Rate base growth also contributed to the increase in revenue for the quarter and year to date.

MANAGEMENT DISCUSSION AND ANALYSIS	5	June 30, 2019

Earnings
The increases in earnings for the quarter and year to date were due primarily to rate base growth and timing differences in operating expenses.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA

Financial Highlights	Quarter			Year-to-Date
Periods Ended June 30	2019	2018	Variance	2019	2018	Variance
Energy deliveries (GWh)	3,969	3,968	1	8,611	8,571	40
Revenue ($ millions)	150	143	7	295	284	11
Earnings ($ millions)	34	32	2	61	59	2

Energy Deliveries
Energy deliveries for the quarter were comparable with 2018. The increase in energy deliveries year to date was due primarily to higher average commercial consumption as a result of colder temperatures increasing heating load, and customer additions.

Revenue
The increases in revenue for the quarter and year to date were due primarily to rate base growth and customer additions.

Earnings
The increases in earnings for the quarter and year to date were due primarily to overall lower operating expenses and customer additions.

FORTISBC ELECTRIC

Financial Highlights	Quarter			Year-to-Date
Periods Ended June 30	2019	2018	Variance	2019	2018	Variance
Electricity sales (GWh)	725	722	3	1,674	1,642	32
Revenue ($ millions)	90	89	1	209	201	8
Earnings ($ millions)	15	15	—	31	31	—

Electricity Sales
Electricity sales for the quarter were comparable with 2018. The increase in electricity sales year to date was due primarily to higher average consumption as a result of colder temperatures increasing heating load.

Revenue
The increase in revenue for the quarter was due primarily to higher third-party contract work.

The increase in revenue year to date was due primarily to higher electricity sales, higher surplus power sales and higher third-party contract work.

Earnings
Earnings for the quarter and year to date were comparable with 2018, with the revenue increase being offset by the timing of operating expenses.

MANAGEMENT DISCUSSION AND ANALYSIS	6	June 30, 2019

OTHER ELECTRIC

Financial Highlights (1)	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
	2019	2018	FX	Other	2019	2018	FX	Other
Electricity sales (GWh)	2,174	2,138	—	36	5,157	5,067	—	90
Revenue ($ millions)	343	336	2	5	769	733	6	30
Earnings ($ millions)	29	35	—	(6)	52	53	—	(1)

(1)
Comprised of Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL"). The reporting currency of Caribbean Utilities and FortisTCI is the US dollar. The reporting currency of BEL is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00.

Electricity Sales
The increases in electricity sales for the quarter and year to date were due primarily to overall higher average consumption and customer additions.

Revenue
The increases in revenue for the quarter and year to date, net of foreign exchange, were due primarily to higher energy supply costs flowed through to customers and higher electricity sales, partially offset by FortisTCI's business interruption insurance proceeds recognized in 2018 related to Hurricane Irma.

Earnings
The decreases in earnings for the quarter and year to date were due primarily to FortisTCI's insurance proceeds recognized in 2018. The decrease in earnings year to date was partially offset by higher electricity sales and rate base growth.

ENERGY INFRASTRUCTURE

Financial Highlights (1)	Quarter			Year-to-Date
Periods Ended June 30	2019	2018	Variance	2019	2018	Variance
Energy sales (GWh)	69	528	(459)	119	617	(498)
Revenue ($ millions)	25	49	(24)	61	97	(36)
Earnings ($ millions)	8	20	(12)	16	38	(22)

(1)
Primarily comprised of long-term contracted generation assets in British Columbia ("BC") and Belize, and Aitken Creek in BC. On April 16, 2019, Fortis completed the sale of its long-term contracted generation assets in BC with the disposition of the Waneta Expansion. See "Significant Item" on page 2 for further information.

Energy Sales
Energy sales for the quarter and year to date decreased 417 GWh due to the disposition of the Waneta Expansion, with the remaining decrease due to lower hydroelectric production in Belize reflecting lower rainfall levels.

Revenue and Earnings
The decreases in revenue and earnings for the quarter and year to date were due to: (i) the disposition of the Waneta Expansion; (ii) lower hydroelectric production in Belize; and (iii) lower realized margins at Aitken Creek. The decreases were partially offset by the favourable impact of the mark-to-market accounting of natural gas derivatives at Aitken Creek, with unrealized gains of $1 million during the second quarter of 2019 compared to unrealized losses of $11 million during the second quarter of 2018 and unrealized losses of $4 million year to date compared to $15 million for the same period in 2018.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

MANAGEMENT DISCUSSION AND ANALYSIS	7	June 30, 2019

CORPORATE AND OTHER

Financial Highlights (1)
	Quarter				Year-to-Date
Periods Ended June 30			Variance				Variance
($ millions)	2019	2018	FX	Other	2019	2018	FX	Other
Net income (expenses)	456	(48)	1	503	414	(59)	1	472

(1)	Includes Fortis net corporate income and non-regulated holding company expenses.

The increases in net income for the quarter and year to date were driven primarily by a net after-tax gain of $484 million on the disposition of the Waneta Expansion, and lower finance charges associated with the disposition along with a gain on the repayment of debt. See "Significant Item" on page 2 for further information.

The year-to-date increase was partially offset by lower income tax recovery due to a one-time $30 million favourable remeasurement of the Corporation's deferred income tax liabilities recognized during 2018 resulting from an election to file a consolidated state income tax return.

NON-US GAAP FINANCIAL MEASURES

Fortis calculates adjusted Common Equity Earnings as Common Equity Earnings plus or minus items that management excludes in its key decision-making processes and evaluation of operating results. Adjusted basic EPS is calculated by dividing adjusted Common Equity Earnings by the weighted average number of common shares outstanding.

These financial measures do not have a standardized meaning prescribed by US GAAP and may not be comparable with similar measures of other entities. The most directly comparable US GAAP measures are net earnings attributable to common equity shareholders (i.e. Common Equity Earnings) and basic EPS.

Non-US GAAP Reconciliation
Periods Ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2019	2018	Variance	2019	2018	Variance
Common Equity Earnings	720	240	480	1,031	563	468
Adjusting Items:
Gain on disposition (1)	(484)	—	(484)	(484)	—	(484)
Unrealized (gain) loss on mark-to-market of derivatives (2)	(1)	11	(12)	4	15	(11)
Consolidated state income tax election (3)	—	—	—	—	(30)	30
Adjusted Common Equity Earnings	235	251	(16)	551	548	3
Adjusted Basic EPS ($)	0.54	0.59	(0.05)	1.28	1.30	(0.02)

(1)	See "Significant Item" on page 2 for further information.

(2)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment.

(3)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment.

REGULATORY DEVELOPMENTS

ITC
In March 2019 the Federal Energy Regulatory Commission ("FERC") issued a notice of inquiry seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC.

In March 2019 FERC issued a second notice of inquiry seeking comments on whether and how recent policies concerning the determination of the base ROE for electric utilities should be modified. The outcome may impact ITC's future base ROE.

MANAGEMENT DISCUSSION AND ANALYSIS	8	June 30, 2019

Refer to the "Regulatory Highlights" section of the 2018 annual MD&A for further information on ITC's incentive adders and ROE complaints.

UNS Energy
General Rate Application
In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million, effective May 1, 2020, with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. A decision is expected in 2020.

Transmission Rate Application
In May 2019 TEP filed a proposal with FERC requesting that a forward-looking formula rate replace TEP's stated transmission rates which would allow for more timely recovery of transmission-related costs. On July 31, 2019, FERC issued an order accepting TEP's proposed rate revisions, effective August 1, 2019, subject to refund following hearing and settlement procedures.

FortisBC Energy and FortisBC Electric
In March 2019 FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024. A decision is expected in 2020.

FortisAlberta
Second-Term Performance-Based Rate-Setting Proceeding
The Alberta Utilities Commission ("AUC") continues to review regulatory applications for rebasing inputs included in rates under performance-based rate setting ("PBR") for 2018 to 2022, including anomaly related adjustments and approved changes to depreciation parameters. FortisAlberta's 2018 and 2019 PBR rates remain interim pending the completion of the AUC's review.

Generic Cost of Capital Proceeding
In December 2018 the AUC initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years.

CONSOLIDATED FINANCIAL POSITION

Significant Changes between June 30, 2019 and December 31, 2018
	(Decrease)/Increase
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Cash and cash equivalents	(12)	(129)	Due primarily to capital expenditures and the timing of debt issuances and repayments.
Accounts receivable and other current assets	(27)	(160)	Due primarily to seasonality, flow through of lower gas supply costs and a lower income tax receivable.
Assets held for sale	—	(766)	Due to the disposition of the Waneta Expansion.
Regulatory assets (including current and long-term)	(46)	158	Due primarily to higher rate stabilization accounts mainly at ITC and FortisBC Energy.
Property, plant and equipment, net	(812)	910	Due primarily to capital expenditures, partially offset by depreciation.
Goodwill	(439)	1	The other increase was not significant.
Short-term borrowings	(2)	247	Due primarily to the issuance of commercial paper at ITC.

MANAGEMENT DISCUSSION AND ANALYSIS	9	June 30, 2019

Significant Changes between June 30, 2019 and December 31, 2018
	(Decrease)/Increase
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Accounts payable and other current liabilities	(46)	(381)	Due primarily to the timing of the declaration of common share dividends and lower gas supply costs.
Other liabilities	(27)	138	Due primarily to reclassifications from finance lease liabilities associated with the adoption of the new lease standard and higher derivative balances.
Regulatory liabilities (including current and long-term)	(108)	(18)	The other decrease was not significant.
Deferred income tax liabilities	(58)	169	Due primarily to the utilization of taxable losses and timing differences related to capital expenditures.
Long-term debt (including current portion)	(610)	(865)	Due primarily to the repayment of Corporate debt. See "Significant Item" on page 2.
Shareholders' equity	(460)	1,186	Due to: (i) Common Equity Earnings for the six months ended June 30, 2019, less dividends declared on common shares; and (ii) the issuance of common shares.
Non-controlling interests	(63)	(305)	Due primarily to the disposition of the Waneta Expansion.

Outstanding Share Data
As at August 1, 2019, the Corporation had issued and outstanding 436.6 million common shares; and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.0 million Series H; 3.0 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's First Preference Shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at August 1, 2019, an additional 3.7 million common shares would be issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS

At the subsidiary level, it is expected that operating expenses and interest costs will be paid from subsidiary operating cash flows, with varying levels of residual cash flows available for subsidiary capital expenditures and/or dividend payments to Fortis. Borrowings under credit facilities may be required from time to time to support seasonal working capital requirements. Cash required for subsidiary capital expenditure programs is also expected to be financed from a combination of borrowings under credit facilities, long-term debt offerings and equity injections from Fortis.

Cash required of Fortis to support subsidiary capital expenditure programs is expected to be derived from a combination of borrowings under the Corporation's committed credit facility, proceeds from the dividend reinvestment plan and proceeds from the issuance of common shares, preference shares and long-term debt. Depending on the timing of subsidiary dividend receipts, borrowings under the Corporation's committed credit facility may be required periodically to support debt servicing and payment of dividends.

MANAGEMENT DISCUSSION AND ANALYSIS	10	June 30, 2019

Credit Facilities			As at
	Regulated Utilities	Corporate and Other	June 30, 2019	December 31, 2018
($ millions)
Total credit facilities	3,917	1,381	5,298	5,165
Credit facilities utilized:
Short-term borrowings	(305)	—	(305)	(60)
Long-term debt (including current portion)	(764)	—	(764)	(1,066)
Letters of credit outstanding	(63)	(50)	(113)	(119)
Credit facilities unutilized	2,785	1,331	4,116	3,920

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis. These include restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends based on management's intent to maintain the subsidiaries' regulator-approved capital structures. The Corporation does not expect that maintaining the targeted capital structures of its regulated subsidiaries will have an impact on its ability to pay dividends in the foreseeable future.

In December 2018 Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.5 billion. In December 2018 Fortis re-established its ATM Program that allows the issuance of up to $500 million of common shares from treasury to the public at the Corporation's discretion, effective until January 2021. As at June 30, 2019, 2.8 million common shares were issued under the ATM Program at an average price of $51.32 per share for gross proceeds of $142 million ($140 million net of commissions). The proceeds were used to fund capital expenditures. As at June 30, 2019, approximately $358 million remains available under the ATM Program and $2.0 billion under the short-form base shelf prospectus.

As at June 30, 2019, consolidated fixed-term debt maturities and repayments are expected to average approximately $1,007 million annually over the next five years. The combination of available credit facilities and manageable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2019 and are expected to remain compliant throughout 2019.

CASH FLOW SUMMARY

Summary of Consolidated Cash Flows
Periods Ended June 30	Quarter			Year-to-Date
($ millions)	2019	2018	Variance	2019	2018	Variance
Cash, beginning of period	233	333	(100)	332	327	5
Cash provided by (used in):
Operating activities	631	682	(51)	1,172	1,271	(99)
Investing activities	99	(792)	891	(633)	(1,470)	837
Financing activities	(776)	(31)	(745)	(682)	58	(740)
Foreign exchange	(5)	5	(10)	(13)	11	(24)
Change in cash associated with assets held for sale	9	—	9	15	—	15
Cash, end of period	191	197	(6)	191	197	(6)

Operating Activities
See "Performance Overview - Cash Flow from Operating Activities" on page 3.

MANAGEMENT DISCUSSION AND ANALYSIS	11	June 30, 2019

Investing Activities
Cash from investing activities during the quarter primarily reflects proceeds from the disposition of the Waneta Expansion, partially offset by planned capital expenditures. The consolidated capital expenditure plan for 2019 is estimated to be $4.3 billion, up approximately 34% from $3.2 billion last year. Cash used in investing activities year to date reflects the higher planned spending level for 2019.

Financing Activities
Borrowings under credit facilities by the regulated utilities are primarily in support of their capital expenditure plans and/or for working capital requirements. Repayments are primarily financed through the issuance of long-term debt, cash from operations and/or equity injections from Fortis. Periodically, proceeds from share and long-term debt offerings are used to repay borrowings under the Corporation's committed credit facility. Changes in these drivers along with scheduled debt maturities cause cash flows related to financing activities to fluctuate accordingly from period to period.

Net proceeds from the disposition of the Waneta Expansion were used to repay credit facility borrowings and repurchase US$400 million of Corporate debt.

Debt Financing

Long-Term Debt Issuances		Interest
Year-to-date 2019	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Secured Notes	January	4.55	2049	US	50	(1)(2)(3)
Unsecured term loan credit agreement (4)	June	(5)	2021	US	200	(6)
Secured Notes	July	4.65	2049	US	50	(1)(2)(3)
FortisTCI
Unsecured non-revolving term loan (7)	February	(8)	2025	US	5	(2)(3)
CUC
Unsecured Notes	May	4.14	2049	US	40	(1)(2)(3)(6)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement is US$400 million

(5)	Floating rate of a one-month LIBOR plus a spread of 0.60%

(6)	Repay maturing long-term debt

(7)	Maximum amount of borrowings under this agreement of US$10 million has been withdrawn.

(8)	Floating rate of a one-month LIBOR plus a spread of 1.75%

Common Equity Financing

Common Equity Issuances and Dividends Paid
Periods Ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2019	2018	Variance	2019	2018	Variance
Common shares issued (1) (# millions)	4.9	1.8	3.1	7.3	3.7	3.6

Total common shares issued	241	72	169	349	149	200
Non-cash issuances	(77)	(67)	(10)	(153)	(129)	(24)
Cash proceeds from common shares issued	164	5	159	196	20	176

Dividends paid per common share ($)	0.450	0.425	0.025	0.900	0.850	0.050

Total dividends paid	(194)	(180)	(14)	(387)	(359)	(28)
Non-cash dividend reinvestment plan	76	66	10	151	129	22
Cash dividends paid	(118)	(114)	(4)	(236)	(230)	(6)

(1)	Mainly related to the Corporation's dividend reinvestment plan and ATM Program. See "Cash Flow Requirements" on page 10 for further information.

MANAGEMENT DISCUSSION AND ANALYSIS	12	June 30, 2019

On February 14, 2019 and July 31, 2019, Fortis declared a dividend of $0.45 per common share payable on June 1, 2019 and September 1, 2019, respectively. The payment of dividends is at the discretion of the Board of Directors and depends on the Corporation's financial condition and other factors.

CONTRACTUAL OBLIGATIONS

There were no material changes to the contractual obligations disclosed in the Corporation's 2018 annual MD&A, except issuances of long-term debt and credit facility utilization described above and other items as follows.

In the first quarter of 2019, FortisBC Energy entered into two separate agreements to purchase pipeline capacity on the Westcoast Pipeline over a 42-year term, beginning in the fourth quarter of 2020, increasing gas purchase obligations by a total of approximately $334 million.

In March 2019 UNS Energy entered into a build-transfer agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, which is expected to be completed by December 2020. UNS Energy expects to make payments under the agreement of US$259 million in 2019 and US$111 million in 2020, contingent upon certain performance obligations.

On April 16, 2019, the Waneta Expansion ceased to be a related party. This resulted in the disclosure of power purchase obligations of approximately $2.6 billion related to FortisBC Electric's agreement to purchase capacity from the Waneta Expansion over the 40-year agreement that began in April 2015.

CAPITAL STRUCTURE AND CREDIT RATINGS

Fortis requires ongoing access to capital to enable its utilities to fund infrastructure maintenance, modernization and expansion. The Corporation, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	As at
	June 30,	December 31,
(%)	2019	2018
Debt (1)	55.3	57.0
Preference shares	3.9	3.8
Common shareholders' equity and minority interest	40.8	39.2
	100.0	100.0

(1)	Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash

The Corporation's credit ratings reflect its low-risk profile, diversity of operations, stand-alone nature and financial separation of each regulated subsidiary, and level of holding company debt.

Credit Ratings
As at June 30, 2019	Rating	Type	Outlook
S&P	A-	Corporate	Negative
	BBB+	Unsecured debt
DBRS	BBB (high)	Corporate	Stable
	BBB (high)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

Between March and May 2019, all three rating agencies affirmed the Corporation's credit ratings and outlooks. The negative outlook from S&P reflects a modest temporary weakening of financial measures as a result of U.S. tax reform reducing cash flow at the Corporation's U.S. regulated utilities.

In July 2019 Moody's downgraded Central Hudson's unsecured debt rating to A3 from A2 and revised its outlook to stable from negative due to higher capital expenditures and the impacts of U.S. tax reform.

MANAGEMENT DISCUSSION AND ANALYSIS	13	June 30, 2019

CAPITAL EXPENDITURE PLAN

Planned capital expenditures are based on detailed forecasts of energy demand, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

The planned capital expenditures are expected to be funded primarily with cash from operations, utility debt and common equity from the Corporation's dividend reinvestment plan. The Corporation's ATM Program is also available to provide further financing flexibility.

2019 Capital Plan
The 2019 annual capital plan has increased to $4.3 billion, up $0.6 billion from $3.7 billion as disclosed in the 2018 annual MD&A, with $1.6 billion spent in the first half of 2019. The increase is due primarily to UNS Energy and ITC, as discussed below.

Consolidated Capital Expenditures (1)
Year-to-date June 30, 2019
($ millions)
	Regulated							Total
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Utilities	Regulated (2)	Total
Total	537	323	142	174	202	51	124	1,553	30	1,583

(1)	Excludes the non-cash equity component of the allowance for funds used during construction

(2)	Includes Energy Infrastructure and Corporate and Other segments

UNS Energy finalized its plans for the construction of the Oso Grande Wind Project (also referred to as the New Mexico Wind Project). This wind farm will complement UNS Energy's solar generation portfolio. UNS Energy's share will be 247 MW, under a build-transfer asset contract, up from 150 MW disclosed in the 2018 annual MD&A. Construction is expected to commence in 2019, with completion expected by the end of 2020. The capital cost of the project for UNS Energy is estimated at $527 million (US$399 million) including AFUDC, up from approximately $280 million (US$217 million) disclosed in the 2018 annual MD&A.

The 2019 capital forecast for the Oso Grande Wind Project has been updated to reflect the additional capacity. Total capital costs for 2019 are expected to be approximately $346 million (US$262 million), including AFUDC, up from approximately $55 million (US$43 million) disclosed in the 2018 annual MD&A.

At ITC, the 2019 capital forecast has increased approximately $132 million (US$100 million) associated with the purchased and expected purchase of additional transmission assets in its service territory.

The 2019 capital forecast is based on a forecast exchange rate of US$1.00=CAD$1.32, up from the previously disclosed forecast exchange rate of US$1.00=CAD$1.28.

Major Capital Projects Updates
Eagle Mountain Woodfibre Gas Line Project
In July 2019 Woodfibre LNG Limited ("Woodfibre") received a permit from the British Columbia Oil and Gas Commission, one of the key permits for construction and operation of the project. FortisBC Energy's anticipated capital expenditures, net of forecast customer contributions, related to this project total approximately $350 million. Contingent on Woodfibre making a final investment decision, the project is targeted to be in service in 2023.

Wataynikaneyap Transmission Power Project
This project will connect 17 remote First Nations communities in Northwestern Ontario to the main electricity grid through construction of 1,800 kilometres of transmission lines. Fortis maintains a 39% equity investment in the Wataynikaneyap Power Limited Partnership. The initial phase of the project to connect the Pikangikum First Nation to Ontario's power grid was fully funded by the Canadian government and was completed in late 2018.

MANAGEMENT DISCUSSION AND ANALYSIS	14	June 30, 2019

In April 2019 the Ontario Energy Board approved the leave-to-construct application. In June and July 2019 the environmental assessment notices of approval were received for the final two phases of the project. Also in July, the Wataynikaneyap Limited Partnership and the Government of Canada signed agreements that secure Canada's support of $1.6 billion. The project's next significant milestones include selection of engineering, procurement and construction contracts, and the finalization of financing. The estimated total capital cost for the project is approximately $1.6 billion, with the final two phases of the project targeted for completion by the end of 2020 and 2023, respectively.

BUSINESS RISK MANAGEMENT

The Corporation's business risks are generally consistent with those disclosed in its 2018 annual MD&A. See "Regulatory Developments" on page 8 and "Capital Structure and Credit Ratings" on page 13 for applicable updates.

OFF-BALANCE SHEET ARRANGEMENTS

There were no significant changes to off-balance sheet arrangements from that disclosed in the 2018 annual MD&A.

FINANCIAL INSTRUMENTS

Derivatives
The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

The were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2018 annual MD&A. Additional details are provided in Note 16 to the Interim Financial Statements.

Financial Instruments Not Carried At Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2019, the carrying value of long-term debt, including current portion, was $22,744 million (December 31, 2018 - $24,231 million) compared to an estimated fair value of $25,451 million (December 31, 2018 - $25,110 million). These fair values were calculated in the manner described in the Corporation's 2018 annual MD&A and in Note 16 to the Interim Financial Statements.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2019 and 2018.

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. As at June 30, 2019, there were inter-segment loans outstanding of $73 million (December 31, 2018 - $nil). Total interest charged was not material for the three and six months ended June 30, 2019.

Additional details are provided in Note 5 to the Interim Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS	15	June 30, 2019

SUMMARY OF QUARTERLY RESULTS

		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter Ended	($ millions)	($ millions)	($)	($)
June 30, 2019	1,970	720	1.66	1.66
March 31, 2019	2,436	311	0.72	0.72
December 31, 2018	2,206	261	0.61	0.61
September 30, 2018	2,040	276	0.65	0.65
June 30, 2018	1,947	240	0.57	0.57
March 31, 2018	2,197	323	0.77	0.76
December 31, 2017	2,111	134	0.32	0.31
September 30, 2017	1,901	278	0.66	0.66

These quarterly results reflect organic growth, the timing and recognition of regulatory decisions, seasonality associated with electricity and gas demand, and the disposition of the Waneta Expansion. Revenue is also affected by the cost of fuel, purchased power and natural gas that is flowed through to customers without markup. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

June 2019/June 2018: Common Equity Earnings were $720 million, or $1.66 per common share, for the second quarter of 2019 compared to $240 million or $0.57 per common share, for the second quarter of 2018. See "Performance Overview" on page 2.

March 2019/March 2018: Common Equity Earnings were $311 million, or $0.72 per common share, for the first quarter of 2019 compared to $323 million, or $0.77 per common share, for the first quarter of 2018. The decrease in earnings was due primarily to a one-time $30 million favourable remeasurement of the Corporation's deferred income tax liabilities in the first quarter of 2018 as a result of an election to file a consolidated state income tax return, which offsets earnings growth in the first quarter of 2019. Earnings growth in the first quarter of 2019 was driven by: (i) strong performance at the regulated utilities due primarily to rate base growth; (ii) increased earnings at Central Hudson associated with its rate order effective July 1, 2018; (iii) higher electricity and gas sales at UNS Energy due largely to weather; and (iv) favourable foreign exchange of $9 million. Growth was tempered by: (i) lower earnings contribution from the Energy Infrastructure segment due to lower realized margins and higher unrealized losses on the mark-to-market accounting of natural gas derivatives at Aitken Creek, along with lower hydroelectric production in Belize; and (ii) a lower ROE incentive adder at ITC.

December 2018/December 2017: Common Equity Earnings were $261 million, or $0.61 per common share, for the fourth quarter of 2018 compared to $134 million, or $0.32 per common share, for the fourth quarter of 2017. The increase in earnings was due primarily to: (i) a $146 million increase in 2017 income tax expense associated with deferred tax remeasurements under U.S. tax reform; and (ii) a $14 million decrease in 2018 income tax expense associated with deferred tax remeasurements related to assets held for sale, partially offset by; (iii) a $21 million unrealized foreign exchange gain on a US-dollar denominated affiliate loan in 2017.

September 2018/September 2017: Common Equity Earnings were $276 million, or $0.65 per common share, for the third quarter of 2018 compared to $278 million, or $0.66 per common share, for the third quarter of 2017. The decrease in earnings was due primarily to: (i) the receipt of a break fee associated with the termination of the Waneta Dam purchase agreement recognized in the third quarter of 2017; and (ii) lower earnings from Aitken Creek related to unrealized net losses on the mark-to-market of natural gas derivatives quarter over quarter. These were partially offset by: (i) rate base growth driven by ITC; (ii) higher electricity sales at UNS Energy; (iii) stronger overall performance at the Canadian and Caribbean utilities, tempered by higher operating and interest expenses at FortisBC Energy; and (iv) favourable foreign exchange of $10 million.

MANAGEMENT DISCUSSION AND ANALYSIS	16	June 30, 2019

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2018 annual MD&A.

ACCOUNTING POLICY CHANGES

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures. Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows. Refer to Note 8 to the Interim Financial Statements for more detail.

Hedging
Effective January 1, 2019 the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the Interim Financial Statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted elements of ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, that are allowed to be early adopted. This ASU improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The partial adoption of this ASU removed the following disclosures: (a) the amount of, and reasons for, transfers between level 2 and level 3 of the fair value hierarchy; (b) the policy for timing of transfers between levels; and (c) the valuation processes for level 3 fair value measurements.

FUTURE ACCOUNTING PRONOUNCEMENTS

Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Adoption is not expected to have a material impact on the consolidated financial statements and related disclosures.

Pensions and Other Post-Retirement Plan Disclosures
ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, issued in August 2018, is effective for Fortis January 1, 2021 and is to be applied on a retrospective basis for all periods presented. Principally, it modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removes the following disclosures: (a) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; (b) the amount and timing of plan assets expected to be returned to the employer; and (c) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits. Fortis plans to early adopt this update in the 2019 annual audited consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS	17	June 30, 2019

OUTLOOK

Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $17.3 billion five-year capital plan is expected to increase rate base from $26.1 billion in 2018 to $35.5 billion in 2023, translating into a five-year compound average growth rate of 6.3%. The five-year capital plan addresses system capacity and improves safety and reliability for the benefit of customers through investments that enhance resiliency and improve the performance of the electricity grid. The plan also addresses natural gas system capacity and gas line network integrity, increases cybersecurity protection and will enable the grid to deliver cleaner energy.

Fortis expects long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2023. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information and statements in the MD&A within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information", which reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2023; forecast capital expenditures for 2019 and the period 2019 through 2023 and potential funding sources for the capital plan; expected outcome and impact of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital expenditure plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2019; the nature, timing, benefits, funding sources and expected costs of certain capital projects including the Oso Grande Wind Project, Eagle Mountain Woodfibre Gas Line Project, and the Wataynikaneyap Transmission Power Project; the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation's consolidated financial statements and the anticipated timing for adoption; forecast rate base for 2023; and the expectation that capital investment will support growth in earnings and dividends.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable regulatory decisions and the expectation of regulatory stability; the implementation of the five-year capital expenditure plan; no material capital project and financing cost overruns; sufficient human resources to deliver service and execute the capital expenditure plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risk Management" in the 2018 annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission.

All forward-looking information herein is given as of August 1, 2019. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	18	June 30, 2019